UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-41072
IREN Limited
(Translation of registrant’s name into English)
Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
Results of Operations
On May 14, 2025, IREN Limited (the “Company”) released information regarding its financial results for the three and nine months ended March 31, 2025. Copies of the Company’s press release, management presentation, unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations are furnished hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.
INCORPORATION BY REFERENCE
This Report on Form 6-K (other than the information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K and the information contained in the management presentation furnished as Exhibit 99.2 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201, 333-273071 and 333-280518) and the registration statements on Form F-3 (File Nos. 333-277119 and 333-284369) of the Company and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.
The information contained in the press release furnished as Exhibit 99.1 and the management presentation furnished as Exhibit 99.2 to this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of IREN Limited, dated May 14, 2025
99.2	Management Presentation, dated May 14, 2025
99.3	Unaudited Interim Consolidated Financial Statements for the Three and Nine Months ended March 31, 2025
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended March 31, 2025
101	The following materials from this Report are formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited interim consolidated statements of profit or loss and other comprehensive income, (ii) Unaudited interim consolidated statements of financial position, (iii) Unaudited interim consolidated statements of changes in equity, (iv) Unaudited interim consolidated statements of cash flows and (v) Notes to the unaudited interim consolidated statements
104	Cover Page Interactive Data File – The cover page from this Report on Form 6-K is formatted in iXBRL (included as Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IREN Limited

Date: May 14, 2025
	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director